

DHX MEDIA ANNOUNCES EXECUTIVE APPOINTMENTS

Aaron Ames Appointed Chief Operating Officer
Josh Scherba Appointed President
Anne Loi Appointed Chief Commercial Officer
Co-Founder Steven DeNure Announces Departure

Halifax, NS – 18 April 2018 – DHX Media (or the "Company") (TSX: DHX.A, DHX.B; NASDAQ: DHXM), a leading global children's content and brands company, today announced that Aaron Ames has been appointed to the position of Chief Operating Officer (COO), Josh Scherba has been promoted to President, and Anne Loi has been promoted to the newly created role of Chief Commercial Officer (CCO). DHX Media co-founder, Steven DeNure, will be transitioning out of his role as President and COO within the next month.

In his role as COO, Mr. Ames will be responsible for the Company's overall operations, and will oversee its broadcast channels, DHX Television, and its licensing agency, CPLG. As President, Mr. Scherba will oversee the Company's content business, including development, production and distribution, as well as its YouTube-based kids' network, WildBrain. As CCO, Ms. Loi will oversee key external partnerships, content production and financing, and business analytics.

"We have added operational depth to our senior team with the appointment of Aaron, and aligned key content and distribution responsibilities under Josh and Anne to leverage and focus their strengths," said Michael Donovan, Executive Chair and CEO of DHX Media. "Aaron has a long history with DHX Media, having served for a period as Chief Integration Officer, following our acquisition of Cookie Jar Entertainment, where he was CFO. His proficiency and discipline in operational and finance matters have become evident through his subsequent work with us on many projects as a consultant. These skills are the ideal complements to Josh and Anne's deep experience and expertise in our content business. I look forward to working with all three, along with the rest of the senior management team, as we embark on the next chapter in DHX Media's story."

HALIFAX
1478 Queen St.
2nd Floor
Halifax, NS B3J 2H7
+1 902-423-0260

TORONTO
Queen's Quay Terminal
207 Queens Quay W.
Suite 550
Toronto, ON M5J 1A7
+1 416-363-8034

VANCOUVER
380 West 5th Avenue
Vancouver, BC V5Y 1J5
+1 604-684-2363

NEW YORK
370 7th Avenue
7 Penn Plaza
Suite 1701
New York, NY 10001
+1 212-293-8555

LONDON
1 Queen Caroline St.
2nd Floor
London, W6 9YD, UK
+44 020-8563-6400



"These changes are part of our succession plan," said Mr. DeNure. "I have been working with Josh and Anne for the past 18 years, and I know they will excel in these well-deserved new roles. Aaron is a great and familiar addition to the DHX Media team."

Mr. Donovan added: "After an exceptional 35-year career, Steven has decided that it's time to enjoy his successes. We are grateful for his contribution to DHX Media and we wish him well in the future."

About Aaron Ames

Aaron Ames, Chief Operating Officer of DHX Media, has had a long career in management roles for public and private companies. He was Chief Integration Officer for DHX Media following the Company's acquisition of Cookie Jar Entertainment, where he was Chief Financial Officer. A Certified Professional Accountant (Ontario & Ohio) and specialist in business improvement, M&A integration and synergies, Aaron subsequently assisted DHX Media as a consultant on numerous projects, including the integration of various corporate acquisitions. Prior to his appointment as Chief Operating Officer for DHX Media, he held senior roles with Atlas Cold Storage (TSX: FZR), Centenario Copper (TSX: CCT), Coretec (TSX: CYY) and TSC Stores LP. Aaron graduated from Case Western Reserve University in 1993 with a Master's of Accountancy and worked for Ernst & Young in Cleveland and Toronto until 2001.

For more information, please contact:

Investor Relations: Nancy Chan-Palmateer – Director, Investor Relations, DHX Media Ltd.
nancy.chanpalmateer@dhxmedia.com
+1 416-977-7358

Media: Shaun Smith – Director, Corporate Communications, DHX Media Ltd.
shaun.smith@dhxmedia.com
+1 416-977-7230

About DHX Media

DHX Media Ltd. (TSX: DHX.A, DHX.B; NASDAQ: DHXM) is a leading children's content and brands company, recognized globally for such high-profile properties as *Peanuts*, *Teletubbies*,

HALIFAX
1478 Queen St.
2nd Floor
Halifax, NS B3J 2H7
+1 902-423-0260

TORONTO
Queen's Quay Terminal
207 Queens Quay W.
Suite 550
Toronto, ON M5J 1A7
+1 416-363-8034

VANCOUVER
380 West 5th Avenue
Vancouver, BC V5Y 1J5
+1 604-684-2363

NEW YORK
370 7th Avenue
7 Penn Plaza
Suite 1701
New York, NY 10001
+1 212-293-8555

LONDON
1 Queen Caroline St.
2nd Floor
London, W6 9YD, UK
+44 020-8563-6400



Strawberry Shortcake, Caillou, Inspector Gadget, and the acclaimed *Degrassi* franchise. One of the world's foremost producers of children's shows, DHX Media owns the world's largest independent library of children's content, at 13,000 half-hours. It licenses its content to broadcasters and streaming services worldwide and generates royalties through its global consumer products program. Through its subsidiary, WildBrain, DHX Media operates one of the largest networks of children's channels on YouTube. Headquartered in Canada, DHX Media has 20 offices worldwide. Visit us at www.dhxmedia.com.

Disclaimer

This press release contains "forward-looking statements" under applicable securities laws with respect to DHX Media including, without limitation, statements regarding Mr. DeNure's transition period, the responsibilities of certain executives of the Company, the Company's succession planning and the business strategies and operational activities of DHX Media and its subsidiaries. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company's annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

HALIFAX
1478 Queen St.
2nd Floor
Halifax, NS B3J 2H7
+1 902-423-0260

TORONTO
Queen's Quay Terminal
207 Queens Quay W.
Suite 550
Toronto, ON M5J 1A7
+1 416-363-8034

VANCOUVER
380 West 5th Avenue
Vancouver, BC V5Y 1J5
+1 604-684-2363

NEW YORK
370 7th Avenue
7 Penn Plaza
Suite 1701
New York, NY 10001
+1 212-293-8555

LONDON
1 Queen Caroline St.
2nd Floor
London, W6 9YD, UK
+44 020-8563-6400